Exhibit 99.1

OSTIN TECHNOLOGY GROUP CO., LTD.
Building 2, 101/201
1 Kechuang Road
Qixia District, Nanjing
Jiangsu Province, China 210046
(incorporated under the laws of the Cayman Islands)
(Nasdaq: OST)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on September 28, 2023

To the Shareholders of Ostin Technology Group Co., Ltd.,

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Meeting”) of Ostin Technology Group Co., Ltd. (the “Company”) will be held on September 28, 2023, at 8:00 P.M., Beijing Time, at Building 2, 101/201, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province, China 210046. The Meeting is called to consider the following:

1.      As ordinary resolutions, to re-elect and appoint each of the five directors named in the proxy statement as a director of the Company to hold office until the next annual general meeting or until his/her respective successor is elected and duly qualified; and

2.      As an ordinary resolution, to approve, ratify, and confirm the re-appointment of TPS Thayer, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2023.

The board of directors of the Company (the “Board of Directors”) has fixed the close of business on August 18, 2023 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. This notice and the accompanying proxy statement and form of proxy card will first be mailed or given to the Company’s shareholders on or about August 31, 2023.

Only holders of ordinary shares of the Company, par value $0.0001 per share, on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof.

Your vote is very important. Whether or not you plan to participate in the Meeting, we encourage you to submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the accompanying proxy statement.

Shareholders may obtain a copy of the proxy materials, including the Company’s most recent annual report, from the Company’s website at http://www.austinelec.com/ or by submitting a request to ir@austinelec.com.

By Order of the Board of Directors,
/s/ Tao Ling
Tao Ling
Chairman of the Board of Directors and Chief Executive Officer
Nanjing, China
August 30, 2023